Curaleaf Announces New York Retail Expansion with Two New Medical Dispensaries and Adult-Use Sales at Two Existing Stores

New Rochester and Syracuse locations will expand the Company’s retail footprint to six dispensaries in New York and 148 nationwide

Existing Curaleaf Plattsburgh and Curaleaf Forest Hills stores will now offer co-located medical and adult-use sales

STAMFORD, CT, July 25, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced it will open two new medical dispensaries, and will begin co-located adult-use sales at two existing medical dispensaries in New York. Curaleaf Rochester, located at 532 Chili Ave, Rochester, NY 14611, will open later today, July 25 and Curaleaf Syracuse, located at 4141 South Salina St, Syracuse, NY 13205, will open in the coming weeks, pending regulatory approval. On July 20, co-located adult-use sales began at the existing medical store, Curaleaf Plattsburgh, and Curaleaf Forest Hills will begin co-located adult-use sales on July 26. This expansion will increase the Company’s retail footprint in the Empire State to six total, with three co-located adult-use and medical locations, and three medical-only locations.

In celebration of the new store openings, Curaleaf Rochester will host a grand opening event on Friday, July 26, featuring live local music, food trucks, and prizes. Curaleaf Syracuse will host its grand opening at a later date, pending regulatory approval. Each new medical dispensary is staffed with a team of three full-time pharmacists to assist patients in exploring the Company’s expansive collection of brands and products, including Grassroots indoor-grown flower, Select's full line up of vape and edible products including the new Select Fruit STIQ All-In-One Vape, JAMS edibles, B NOBLE, and New York’s best-selling all-in-one two gram vape, Select BRIQ.

Adult-use consumers and medical patients can maximize their retail experience by enrolling in Curaleaf Rewards to earn special offers and discounts. During each visit, Curaleaf’s team of knowledgeable staff members will be available to provide assistance, answer questions, and guide consumers through the wide world of adult-use cannabis.

“We thank the Office of Cannabis Management for approving us to expand our operations to ensure even more New York patients and customers have access to licensed, tested cannabis across the state,” said Matt Darin, CEO of Curaleaf. “From Rochester to Forest Hills, our team members are eager to welcome the newest members of our cannabis community while continuing to provide medical patients with the high-quality service and products they deserve. This is an exciting step forward for our retail operations in New York, which we consider to be a key founding state for the Curaleaf brand.”

Curaleaf remains steadfast in its commitment to uplifting the medical patients and adult-use consumers of New York through health, wellness, and community. At each adult-use location, Curaleaf will continue to prioritize medical patients with access to dedicated staff members, industry-leading product offerings, and other amenities designed to provide a premier retail experience. For more information on Curaleaf's locations, patient resources, delivery program, and products in New York, please visit https://curaleaf.com/dispensary/new-york.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction, and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements:
This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Company’s expansion in New York. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on March 6, 2024, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release.

Contacts:

Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Corporate Communications
media@curaleaf.com